

March 4, 2013

<u>Via Secured Mail</u>
Laurence Penn
Chief Executive Officer and President
Ellington Residential Mortgage REIT
53 Forest Avenue
Old Greenwich, CT 06870

> **Re: Ellington Residential Mortgage REIT**
> **Amendment No. 2 to**
> **Confidential Draft Registration Statement on Form S-11**
> **Submitted February 14, 2013**
> **CIK No. 0001560672**

Dear Mr. Penn:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note your response to comment 6 of our letter dated January 25, 2013 that your assets will be "initially" allocated to at least 90% Agency RMBS. You disclose on the cover page that you will have a "significant emphasis" on Agency assets. On page 58, you indicate that acquisitions will be based on market conditions. Please revise to clarify your investment objectives. Will you attempt to maximize returns within the framework of operating as an Agency mortgage REIT or will you focus on maximizing risk adjusted yield regardless of asset class? We may have further comment.

Our Manager and Ellington, page 1

2.   We note your response to comment 4. Please revise your disclosure here and elsewhere, as applicable, to briefly quantify the "declines in value" referenced.

Risk Management, page 81

3.   Despite your deletion of the asset surveillance subsection in response to comment 9, please tell us if management will evaluate external credit ratings associated with non-Agency assets and/or develop internal ratings for such assets going forward. If so, please tell us if you will disclose the external and/or internal ratings in future Exchange Act reports.

Financial Statements, page F-1

4.   Please update the financial statements in accordance with Regulation S-X Rule 3-12.

Critical Accounting Policies, page 65

5.   We note your response to comment seven of our letter dated January 25, 2013 and your revised disclosure. Please further expand your disclosure to discuss the following related to the third-party valuations you obtain as previously requested:

- With respect to the multiple valuations you obtain, how you determine the ultimate value you use in your financial statements;

- Whether, and if so, how and why, you adjust quotes or prices you obtain from brokers and pricing services;

- The procedures you perform to validate the prices you obtain.

        You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

                                        Sincerely,

                                        /s/ Duc Dang

                                        Duc Dang
                                        Attorney Advisor

Cc: Daniel M. LeBey, Esq. (via email)